UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1/A
Amendment no. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MESA BUILDERS, INC.
(Name of small business issuer in its charter)

Nevada	1520	Applied for
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Suite 510 - 999 West Hastings
Vancouver BC, V6C 2W2
604-685-7552
(Address and telephone number of principal executive offices)

Suite 510 - 999 West Hastings
Vancouver BC, V6C 2W2
604-685-7552
(Address of principal place of business or intended principal place of business)

Julius Briner
Suite 510 - 999 West Hastings
Vancouver BC, V6C 2W2
604-685-7552
(Name, address and telephone number of agent for service)

Copies of all communication to:
Julius Briner
Mesa Builders, Inc.
Suite 510 - 999 West Hastings
Vancouver BC, V6C 2W2
Tel: 604-685-7552
Fax: 604-685-7551

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$20,000	1,000,000	$0.02	$100

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 ___  Alternative 2     X

Subject to Completion, Dated July 6, 2006

PROSPECTUS

MESA BUILDERS, INC.

1,000,000 Shares of Common Stock

The selling shareholder named in this prospectus is offering 1,000,000 shares of common stock of Mesa Builders, Inc. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.02 per share and an offering period of four months from the date of this prospectus. See “Security Ownership of Management” section for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page ________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by Selling Shareholder	Price To Public	Selling Agent Commissions	Proceeds to Selling Shareholder
Per Share	$0.02	Not applicable	$0.02
Minimum Purchase	$200	Not applicable	$200
Total Offering	$20,000	Not applicable	$20,000

Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Mesa Builders, Inc. will pay these expenses.

This Prospectus is dated July 6, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
The Offering	5
Selected Financial Information	5
RISK FACTORS	6
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	15
DILUTION	15
PLAN OF DISTRIBUTION	15
USE OF PROCEEDS TO ISSUER	17
DESCRIPTION OF BUSINESS	17
General	17
Compliance With Government Regulation	23
Employees	23
PLAN OF OPERATIONS	23
Results of Operations	24
Liquidity And Capital Resources	24
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	25
REMUNERATION OF DIRECTORS AND OFFICERS	26
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	26
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	27
SECURITIES BEING OFFERED	27
SEC POSITION ON INDEMNIFICATION	28
EXPERTS	28
AVAILABLE INFORMATION	28
REPORTS TO STOCKHOLDERS	29
FINANCIAL STATEMENTS	30
NOTES TO FINANCIAL STATEMENTS	35
DEALER PROSPECTUS DELIVERY OBLIGATION	40
INFORMATION NOT REQUIRED IN PROSPECTUS	40
ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.	40
ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.	40
ITEM 3. UNDERTAKINGS.	41
ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.	42
ITEM 5. INDEX TO EXHIBITS.	42
ITEM 6. DESCRIPTION OF EXHIBITS.	42
SIGNATURES	43

PROSPECTUS SUMMARY

MESA BUILDERS, INC.

The prospectus summary contains a summary of all material terms of the prospectus. You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements section prior to making an investment decision.

Corporate Organization

Mesa Builders, Inc. was organized under the laws of the State of Nevada on February 14, 2005.

Our mailing address is, suite 510 - 999 West Hastings, Vancouver BC, V6C 2W2, our telephone number is 604-685-7552, and our fax number is 604-685-7551.

Business

Mesa Builders, Inc. (“Mesa Builders”, the “Company”) was organized to acquire property with the intent to increase its value by developing residential and commercial buildings. Our first project in Fort Worth, Texas, is focused on the development of residential real estate properties.

Prior to acquiring property, the Company intends to conduct detailed research on each proposed project. The Company’s due diligence will include an analysis of the market in the proposed area to be developed, the preparation of land use studies, and the identification of all associated major risks and physical constraints relevant to the development. To this end, Mesa Builders intends to prepare detailed cost estimates and budgets, set up project schedules and timelines, and assemble a complete financial package for each project.

The Company commenced the construction in July 2005 of ten distinctive homes in Fort Worth, Texas, that feature top quality construction and architectural styling.

Mesa Builders’ primary object is to realize a positive return on investment from the Company’s construction projects. The Company plans to take advantage of other real estate development opportunities as they become available.

The Offering

Securities offered.....................................................................................................	1,000,000 shares of common stock
Selling shareholder(s).............................................................................................	Oxford Capital Services Inc.
Offering price...........................................................................................................	$0.02 per share
Shares outstanding prior to the offering.............................................................	2,000,000 shares of common stock
Shares to be outstanding after the offering........................................................	2,000,000 shares of common stock
Use of proceeds......................................................................................................	Mesa Builders will not receive any proceeds from the sale of the common stock by the selling shareholder.

Selected Financial Information

The following summary financial data is derived from our audited financial statements for the year 2005. We have prepared our financial statements in accordance with generally accepted accounting principals. You should read this summary financial data in conjunction with "Plan of Operations," "Description of Business," and our financial statements.

Since our inception on February 14, 2005 to the end of the period December 31, 2005, we generated no revenue. Mesa Builders completed the construction of two homes in February 2006. We sold one home on April 21, 2006 and earned revenue of $135,000 from that sale. We completed the construction of two additional homes in June 2006 and are now selling these homes. Currently, Mesa Builders has three homes that are listed for sale.

Statement of Operations Data	Year Ended December 31, 2005
Total revenues	0
Net income (loss)	(2,075)
Net income (loss) per share	(0.00)

Balance Sheet Data:	As Of December 31, 2005
Cash and cash equivalents	15,645
Total assets	376,548
Total liabilities	376,623
Stockholders' equity	(75)

RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

A. Risks Related to the Homebuilding and Construction Industries

THE HOMEBUILDING INDUSTRY IS CYCLICAL AND IS AFFECTED BY NUMEROUS FACTORS THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

The homebuilding industry is cyclical and affected by changes in general and economic conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand. The risks inherent to homebuilders in purchasing and developing land increase as consumer demand for housing decreases. Because of the long-term financial commitment involved in purchasing a home, general economic uncertainties tend to result in more caution on the part of homebuyers, which, in turn, tends to result in fewer home purchases. In addition, homebuilders are subject to competitive overbuilding, availability and cost of building lots, availability and cost of materials and labor, brand-name awareness, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees and the level of interest rates.

INCREASES IN INTEREST RATES AND A DECREASE IN THE AVAILABILITY IN FINANCING COULD RESULT IN SIGNIFICANTLY FEWER SALES OF OUR HOMES AND COULD AFFECT OUR RESULTS OF OPERATIONS.

Virtually all buyers of our homes will finance their purchases with mortgages from lenders. In general, housing demand is adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected, our residential real estate sales, gross margins and net income may be adversely affected. Our homebuilding activities are also dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from us. In addition, we believe that the availability of Federal Housing Administration mortgage financing is an important factor in marketing many of our homes. Any limitations or restrictions on the availability of this financing could adversely affect our residential real estate sales. Furthermore, changes in Federal income tax laws may affect demand for new homes.

SINCE OUR OPERATIONS ARE CURRENTLY CONCENTRATED IN TEXAS, ANY ECONOMIC DOWNTURN IN THE REGION COULD MATERIALLY ADVERSELY AFFECT OUR OPERATIONS.

At present, our operations are focused on real estate projects in Fort Worth, Texas, and our performance could be significantly affected by an economic slowdown or slowdowns in the Fort Worth, Texas region. Adverse general economic conditions in this market could have a material adverse impact on our operations. In addition, sales of our homes may vary from quarter to quarter which could adversely affect our stock price. Because the housing market tends to be cyclical, we expect to experience variability in sales and net income. Factors that contribute to variability of our results include:

•	our ability to continue to acquire additional land on favorable terms for future developments

•	the condition of the real estate markets and economies in which we operate;

•	the cyclical nature of the homebuilding industry and changes in prevailing interest rates

•	costs of material and labor

•
delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals and receipt of entitlements, the timing of completion of necessary public infrastructure, the timing of utility hookups and adverse weather conditions.

Historical financial performance is not necessarily a meaningful indicator of future results and, in general, our financial results will vary from development to development and from fiscal quarter to fiscal quarter.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

The development and sale of residential properties is highly competitive and fragmented. We compete for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. We also compete for residential sales with individual resale of existing homes and available rental housing. If we experience increased competition in the future there could be a material adverse effect on our ability to successfully market our homes and expand our business.

WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO IDENTIFY, COMPLETE OR INTEGRATE ACQUISITIONS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND PROSPECTS.

A principal component of our strategy is to continue to grow profitably in a controlled manner in both existing and new markets by acquiring and developing land or by acquiring other property developers or homebuilders. However, we may not be successful in implementing our acquisition strategy and growth may not continue at historical levels or at all. The failure to identify, acquire and integrate other businesses or real estate development opportunities effectively could adversely affect our business, assets, financial condition, results of operations and prospects.

OUR INTENTION TO EXPAND INTO NEW GEOGRAPHIC AREAS OUTSIDE THE FORT WORTH, TEXAS, AREA POSES RISK.

We plan to expand our business to new geographic areas outside of the Fort Worth, Texas, area. We will incur additional risks to the extent we develop communities in climates or geographic areas in which we do not have experience or develop a different size or style of community, including:

•	acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms

•	adapting our construction methods to different geographies and climates and

•	reaching acceptable sales levels in such communities

In addition, we may have difficulty attracting potential customers from areas and to a market in which we have not had significant experience.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS COULD ADVERSELY AFFECT OUR OPERATIONS.

In developing a project, we must obtain the approval of numerous governmental authorities regulating matters such as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Several governmental authorities have imposed fees as a means of defraying the cost of providing certain governmental services to developing areas. These and other restrictions could adversely affect our development activities in the future, especially to the extent that we purchase land not already zoned for development. We are also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, zoning, building design and density requirements which could result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally or archaeologically sensitive regions or areas.

Additionally, permits and approvals will be required to complete residential developments in progress or those projects currently being planned. Our ability to obtain necessary approvals and permits for these projects is often beyond our control and could restrict or prevent the development of otherwise desirable property, which could adversely affect our results of operations.

IF WE EXPERIENCE MATERIAL OR LABOR SHORTAGES, OUR SALES REVENUES WILL BE ADVERSELY AFFECTED.

The residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, and certain carpentry work and cement supply. Delays in construction of homes and higher costs due to these shortages and fluctuating lumber prices could have an adverse effect upon our operations. We are also susceptible to delays caused by strikes affecting shipping and transportation of building materials necessary in our business. In addition, our contractors may be represented by labor unions or collective bargaining agreements. We cannot assure you that the renegotiation of these agreements would not lead to a disruption of our operations and an increase in our construction costs.

IF WE ARE REQUIRED TO COVER SIGNIFICANT WARRANTY CLAIMS THAT ARE NOT COVERED BY OUR CONTRACTORS OR SUBCONTRACTORS, OUR CASH FLOW AND OPERATING ACTIVITIES COULD BE ADVERSELY AFFECTED.

Most jurisdictions have regulations specifying required warranties for the building of homes. In the State of Texas, where we are currently building ten homes, there is a required one-year warranty covering building defects. Although we exercise care in selecting the highest quality contractors and subcontractors available, we cannot assure you that there will not be defects in the building of which we may be liable for and must be covered by a warranty. To the extent that our contractors and subcontractors do not cover warranty claims, we may be liable for these warranty claims. If the warranty claims exceed our reserves, our results of operations and financial condition may be adversely affected.

WE ARE CONTROLLED BY MR. JULIUS BRINER, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, YOU MAY HAVE NO EFFECTIVE VOICE IN OUR MANAGEMENT.

Upon the completion of this offering, our sole officer and director will beneficially own approximately 50% of our issued and outstanding common stock. Accordingly, Mr. Julius Briner, our sole officer and director will be able to exercise control over all matters requiring stockholder approval, including the possible election of additional directors and approval of significant corporate transactions. If you purchase shares of our common stock, you may have no effective voice in our management.

MR. JULIUS BRINER, OUR SOLE OFFICER AND DIRECTOR, WILL MAKE ALL CORPORATE DECISIONS AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

Our sole officer and director will have complete control over such decisions as the approval of related party transactions, the compensation of the executive officer, and the oversight of the accounting function. There will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, our sole officer and director will exercise full control over all matters that typically require the approval of a board of directors. Mr. Briner’s actions are not subject to the review and approval of a board of directors and, as such, there may be significant risk to the Company from the corporate governance perspective.

Our sole director and executive officer exercises control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by our sole director and executive officer, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Stockholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE OUR PRESIDENT AND DIRECTOR DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF HOME BUILDING.

Mr. Julius Briner, President and Director of the Company, does not have formal training as a contractor in the construction and home building industry. With no direct training or experience in these areas, Mr. Briner may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches commonly in use in the building trades industries. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to Mr. Briner 's lack of experience in this industry.

WE ARE CONTROLLED BY MR. JULIUS BRINER, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, THE COMPANY MAY LACK THE ABILITY TO SUCCESSFULLY IMPLEMENT ITS GROWTH PLANS.

Mr. Briner has no career experience related to home construction. Accordingly, Mr. Briner may be unable to successfully operate and develop our business. We cannot guarantee that we will overcome this obstacle. There may be additional risk to the Company in that the Company may lack the ability to successfully implement its growth plans given that it has no executive management team, and that it relies exclusively on the ability and management of its sole officer and director, Mr. Julius Briner.

WE WILL REQUIRE SUBSTANTIAL ADDITIONAL FUNDS TO EFFECTUATE OUR BUSINESS PLAN AND WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL.

We cannot assure you that we will be able to achieve our goals without additional capital or that we will be able to raise additional capital if required. We cannot assure you that we will be able to achieve all of our goals with additional capital. We may require substantial additional capital to operate our business and proceed with our business plan, if our estimates of revenues, expenses and/or capital expenditures change or prove inaccurate. We may not be able to obtain such additional funds on terms that are acceptable to us.

OUR ABILITY TO CONTINUE AS A GOING CONCERN IS UNCERTAIN.

Our auditors have issued a statement about our ability to conduct our business in the future, stating that our recurring losses and lack of operations raises substantial doubt about our ability to continue as a going concern. In view of our minimal operating history and revenue conditions, our ability to continue as a going concern is uncertain and dependent upon achieving a profitable level of operations and, if necessary, on our ability to obtain necessary financing to fund ongoing operations. As well, our ability to absorb a large unforeseen expenditure is limited by our current lack of capital resources.

B. Risks Related To Our Financial Condition And Business Model

WE OPERATE OUR BUSINESS IN A HIGHLY COMPETITIVE INDUSTRY. OUR SUCCESS IS A DIRECT RESULT OF OUR ABILITY TO COMPETE AGAINST CURRENT AND FUTURE COMPETITORS.

The homebuilding and construction industry is highly competitive. Many small and large companies compete directly with us by offering products that compete directly with our product offerings. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to marketing and business development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our competitors. Management expects competition to intensify in the future because barriers to entry are low, meaning that we do not hold a patent, copyright or trademark, or any other rights that will limit or prevent competition, and that new competitors can enter the market at a relatively low cost and with little difficulty. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm net sales and operating results.

THE COMPANY HAS A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN EVALUATION OF THE PROSPECTS OF OUR HOMEBUILDING AND CONSTRUCTION BUSINESS. WE MAY BE UNABLE TO ADJUST OUR SPENDING IN A TIMELY MANNER TO COMPENSATE FOR ANY UNEXPECTED REVENUE SHORTFALL.

The Company has a limited operating history upon which to base an evaluation of the prospects of our homebuilding and construction business. Our business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as ours. As a result of our limited operating history, it is difficult to accurately forecast net sales because management has limited historical financial data upon which to base planned operating expenses. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the business transacted, which is difficult to predict. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause potential losses from operations for a given period to be greater than expected.

THERE IS A POSSIBILITY THAT FUTURE LOSSES AND NEGATIVE CASH FLOW MAY OCCUR, WHICH MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE.

Since incorporation, the Company has expended resources on startup costs. The Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities relevant to business development. The Company's ability to be profitable depends on its ability to generate sufficient net sales while maintaining reasonable expense levels. The Company cannot be certain that it will be able to sustain net sales at the level required to achieve profitability on a quarterly or annual basis in the future.

VOLATILITY OF NET SALES CAN CAUSE QUARTERLY RESULTS TO FLUCTUATE AND ANNUAL RESULTS TO BE BELOW EXPECTATIONS.

A number of factors will cause sales and gross margins to fluctuate in future periods, including the combinations of home products sold, marketing and purchase decisions. Any change in one or more of these factors could reduce gross margins in future periods. Management expects to experience fluctuations in net sales that will cause quarterly fluctuations in operating results. Due to the fact that the Company has a limited operating history, it is always difficult to predict future sales patterns. If net sales are below expectations during any given quarter, annual operating results could be below the expectations of securities analysts and investors. In the event that this occurs, the trading price of the common stock may decline significantly.

IF WE FAIL TO EFFECTIVELY BUILD AWARENESS OF OUR MESA BUILDERS NAME BRAND, THE COMPANY MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST COMPETITORS WHO HAVE GREATER NAME BRAND RECOGNITION. AS A RESULT, SALES COULD BE ADVERSELY AFFECTED.

If the Company is unable to economically promote and maintain its brand, its business, results of operations and financial condition could suffer. Development and awareness of our brand will depend largely on the success of our marketing initiatives, and on our ability to increase our customer base. In order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to gradually increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers. The Company may not be able to compete successfully against competitors who have greater name brand recognition and, as a result, our sales could be adversely affected.

WE ARE DEPENDENT ON THE SERVICES OF MR. DAVID MCGEARY, A BUILDING CONTRACTOR. THE LOSS OF THE SERVICES OF MR. MCGEARY, AND OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN A HIGHLY QUALIFIED BUILDING CONTRACTOR, IN THE EVENT THAT WE LOSE MR. MCGEARY SERVICES, COULD SERIOUSLY HARM OUR BUSINESS.

We are dependent on the services of one general contractor, Mr. David McGeary, in the conduct of our day to day business operations. The loss of Mr. McGeary’s services would irrepairably harm our business operations. The Company's success largely relies on the efforts and abilities of certain individuals. While the Company does not foresee any reason why such individuals will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

Our future success depends on our ability to identify, attract, retain and motivate highly skilled individuals. Competition for such individuals is intense, and we cannot be certain that we will be able to successfully attract, assimilate or retain sufficiently qualified individuals. Our inability to do so could have a material adverse effect on our business, results of operations and financial condition.

C. Risks Related To This Offering

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AND OUR CURRENT SHAREHOLDERS WILL BENEFIT DISPROPORTIONATELY FROM THIS OFFERING.

The initial public offering price per share will exceed the net tangible book value per share. Investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment. Our current shareholders acquired their shares of common stock at a cost per share that is substantially less than the price at which we are selling shares in this offering which will result in a substantial increase in the value of the current shareholders holding of our common stock.

WE MAY RAISE ADDITIONAL CAPITAL AND, THEREBY, FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

Mesa Builders may need to raise additional capital, in addition to the financing outlined in this registration statement, by issuing additional shares of common stock, which will increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet continuing development costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected.

Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

ABSENCE OF DIVIDEND

To date, the Company has not paid any cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future. Payment of future dividends will depend on earnings and capital requirements of the Company, and the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors.

THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK.

The Shares offered hereby have not been registered under the 1933 Act, and except as described elsewhere in this registration statement, no provision has been made for such registration or qualification under any state securities laws, so as to permit any public distribution or resale thereof. Investors must be prepared to hold the underlying shares for an indefinite period of time. There is no public market for the Shares being sold under and pursuant to this Offering, and no assurance can be given that the Company will ever affect a public offering of its Common Stock or that a market for the Company’s securities will ever develop in the future.

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS AND THE NASD'S SALES PRACTICE REQUIREMENTS, WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties that could cause our actual results, performance and financial condition to differ materially from our expectation.

Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The selling shareholder may sell some or all of his common stock in one or more transactions, including block transactions:

•	on such public markets or exchanges as the common stock may from time to time be trading;
•	in privately negotiated transactions;
•	through the writing of options on the common stock;
•	in short sales; or
•	in any combination of these methods of distribution.

The selling shareholder has set an offering price for these securities of $0.02 per share, a minimum purchase of 10,000 shares ($200), and an offering period of four months from the date of this prospectus.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. In the event of the transfer by the selling shareholder of his shares to any pledgee, donee, or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective registration statement in order to name the pledgee, donee, or other transferee in place of the selling shareholder who has transferred his shares.

The selling shareholder may also sell his shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions, as an agent, may receive a commission from the selling shareholder or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholder will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholder, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholder.

If, after the date of this prospectus, the selling shareholder enters into an agreement to sell his shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

The selling shareholder and Mesa Builders Inc., as well as any broker-dealers or agents that are involved in selling the shares, are deemed to be "underwriters" in connection with such sales according to SEC rules and regulations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. In order for us to continue with our business, we will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

The selling shareholder must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things:

•	Not engage in any stabilization activities in connection with our common stock;
•	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
•	Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

DESCRIPTION OF BUSINESS

General

Mesa Builders, Inc. (“Mesa Builders” or the “Company”) is a real estate development company that was incorporated in the State of Nevada on February 14, 2005.

Mesa Builders was organized to acquire property with the intent to increase its value by developing residential and commercial buildings. Our first project in Fort Worth, Texas, is focused on the development of residential real estate properties.

Prior to acquiring property, the Company intends to conduct detailed research on each proposed project. The Company’s due diligence will include an analysis of the market in the proposed area to be developed, the preparation of land use studies, and the identification of all associated major risks and physical constraints relevant to the development. To this end, Mesa Builders intends to prepare detailed cost estimates and budgets, set up project schedules and timelines, and assemble a complete financial package for each project.

In July 2005, the Company commenced constructing ten detached single-family homes that feature top quality construction and architectural styling. Two homes were completed in February 2006. One of these homes was sold in xxxx, and the second home is still up for sale. We completed the construction of two additional homes in June 2006, and are currently finishing the landscaping on these homes. We plan to build the additional six homes over the next eighteen months, initiating and completing the construction phase at a rate of two homes every six months.

Our Business Strategy

We will seek to distinguish ourselves from other homebuilders and to respond to rapidly to changing market conditions through a business strategy focused on the following:

Superior design and quality build. We plan to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, and which exhibit functional and compelling design features. Our goal is to offer higher caliber homes than those built by our competitors.

Product breadth. We plan to offer new homes and commercial buildings that are based on designs that appeal to a wide variety of clients. Our inaugural project will target entry-level and move-up buyers. With our first development, we plan to offer homes at prices that reflect the production efficiencies of a high-volume builder, at prices ranging between $135,000 to $150,000 pending custom options for approximately 1,700 square feet of living space.

Proactive service. Our commitment to customer satisfaction is an integral part of our competitive strategy. Once a customer takes possession of their home, we plan to survey their feedback and address any questions or warranty issues that they may have.

A conservative land acquisition policy. We plan to maximize our return on investment by practicing a conservative land acquisition policy that minimizes the risks associated with land investment. We will accomplish this by:

•	focusing on development sites where we expect to have less than a three-year lot inventory;
•	generally purchasing land subject to complete entitlement, including zoning and utility services; and
•	optioning lots on a non-recourse, rolling option basis where we have the right, but not the obligation, to buy lots at a predetermined price.

We plan to acquire undeveloped land prior to obtaining all necessary governmental approvals in order to obtain better terms or prices.

Cost management. We plan to control costs and minimize overhead by:

•	using subcontractors to carry out home construction and site improvement on a fixed- price basis;
•	Obtaining favorable pricing from subcontractors through long-term relationships and large volume jobs.
•	minimizing overhead by centralizing certain administrative activities; and
•	maintaining management information systems to allow the monitoring of homebuilding production, scheduling and budgeting.

Expansion into new and existing markets. Depending on market conditions, we may explore expansion opportunities in new or existing geographic areas where we see an ability to exploit a competitive advantage. Expansion may take place through strategic acquisitions of existing homebuilders, through start-up operations or through internal growth.

Project Management and Quality Control

Management believes that it is advantageous to use local banks and contractors because both are familiar with the local business landscape. On a project-by-project basis, Mesa Builders plans to utilize the services of local banks for project financing, land entitlement and lot development. Woodhaven National Bank (Fort Worth, TX) and Regions Bank (Fort Worth, TX) financed the purchase and construction of the ten homes in Fort Worth, Texas.

We intend to continue to work with Woodhaven National Bank and Regions Bank for future projects in the Fort Worth area. Mesa Builders also plans to work with local general contractors, who will negotiate, contract and hire required subcontractors, and coordinate the construction of each project, to ensure that project schedules and timelines are met, and budgets kept in balance. All construction work on our projects is performed by subcontractors. The general contractor will also oversee the activities of subcontractors and suppliers, and subject their work to quality and cost controls, as well as compliance with zoning and building codes.

Typically, subcontractors are retained on a phase-by-phase basis to complete construction at a negotiated price. As is common practice in the construction industry, agreements with subcontractors are generally entered into after competitive bidding on a project-by-project basis. The general contractors that we will use have established relationships with a large number of subcontractors and are not dependent to any material degree upon the services of any one subcontractor.

Mesa Builders is currently working with David McGeary, a general contractor who conducts business as a sole proprietor under the business name of Demco. Mr McGeary is currently managing the construction of the ten homes in Fort Worth. Mr. McGeary has over thirty-five years experience as a builder and contractor in the homebuilding industry in the Forth Worth, Texas area.

Management believes that, if necessary, the Company can generally retain sufficient qualified subcontractors for each aspect of construction. Management believes that our human resources strategy enables us to readily and efficiently adapt to changes in housing demand and to avoid the potentially high fixed costs that can arise from the retention of construction personnel as full time employees.

Mesa Builders’ primary object is to realize a positive return on investment from the Company’s first construction project. The Company plans to take advantage of other real estate development opportunities as they become available.

Warranties

We will not provide homeowners with a warranty on builder defects. However, the state of Texas allows for a one year statutory period in which the builder is responsible for the repair of any builder defects. This does not, however, include items that are covered by manufacturer's warranties (such as appliances and air conditioning) or items that are not installed by our subcontractors (such as flooring installed by an outside contractor employed by the homeowner).

Product Design

Mesa Builders was originally formed to take advantage of the strength of the growing real estate market in Fort Worth, Texas. Mesa Builders has acquired 60,000 square feet of residential property in Fort Worth. The property has been subdivided into ten units for single-family entry-level homes ranging from 1549 to 1787 square feet of living space. The completed homes will be priced from approximately $135,000 to $150,000, depending on square footage, location, and design. The first two homes are currently listed for sale at $145,000 and $135,000 respectively.

The Company purchases its architectural plans from architects, consultants and contractors, as opposed to employing these professionals directly. We believe that the use of third parties for the production of the final design, engineering and construction will help to reduce costs and increase design innovation and quality. We believe it is critical to coordinate the design process with our construction, sales and marketing efforts, to ensure an appropriate balance between market responsiveness, design innovation, construction effectiveness and quality.

We create architectural variety within our projects by offering different models, floor plans, and exterior styles. We can accommodate a homebuyer’s customized options for both the interior and exterior of their homes, although most homes are built to the same specifications. Mesa Builders makes a concerted effort to increase home values by building a quality, distinctive look and identity within our project so as to enhance the aesthetics of the neighborhood. We are currently offering four different designs at our first project development in Forth Worth.

Sales and Marketing

We are currently selling all our homes privately and, in the process, assist prospective buyers by providing them with floor plans, price information and tours, and to assist them with the selection of options and upgrades. However, we may also elect to sell through commissioned sales representatives in the future. We may also use cooperative brokers to sell our homes. Accordingly, our sales representatives will assist prospective buyers by providing them with floor plans, price information and tours, and to assist them with the selection of options and upgrades.

We will accept deposits against the purchase of our homes from "pre-qualified" homebuyers. Successful pre-qualification indicates that the homebuyer is qualified for a mortgage. Once pre-qualified, the homebuyer can complete a contract to purchase their home, even though final loan approval from the lender may remain outstanding.

We will attempt to keep our contract cancellation rate low by selling to pre-qualified prospective homebuyers and by allowing homebuyers to customize their homes at an early point in the purchase process.

As we gain revenues, we plan to expand our use of advertising and promotional resources, including newspaper advertisements, realtor promotions, showcase presentations for custom homes, newsletters, brochures, direct mail and the placement of strategically located sign boards in the locales where our projects are situated.

Land Acquisition

Prior to acquiring land, we complete extensive comparative studies and analyses to evaluate the economic feasibility of each land acquisition. We generally follow a policy of acquiring options to purchase land for the development of future projects. We attempt to acquire land with a minimum cash investment, by arranging options to purchase the land, thereby limiting our financial exposure to pre-development costs. This policy generally allows us to obtain necessary development approvals before acquisition of the land.

The options and purchase agreements that we enter into are subject to numerous conditions, including, but not limited to, our ability to obtain necessary governmental approvals for the proposed community. Generally, the deposit on the agreement will be returned to us if all approvals are not obtained, although all pre-development costs may not be recoverable. By paying an additional, non-refundable deposit, we have the right to extend a significant number of options for varying periods of time. In most instances we have the right to cancel any of our land option agreements by forfeiture of our deposit on the agreement, though we may not be able to recover all or any pre-development costs.

Our development activities typically include site planning and engineering, obtaining environmental and other regulatory approvals, constructing roads, sewer, water, and drainage facilities. Development activities, as such, are performed by our contractors and subcontractors, together with independent architects, and consultants.

The types of land acquisitions that we make generally fall into the following categories:

•	Fully serviced lots approved for development;

•	Not yet serviced lots approved for development; and

•	Undeveloped land zoned for residential or commercial development.

We expect to continue to acquire similar types of land as described above.

Future Real Estate Projects

Mesa Builders is actively pursuing additional real estate projects. In general, management believes that construction projects in residential markets where the economy is strong and local businesses flourish represent ideal investment opportunities. The Company seeks out projects in areas where communities are forecast to experience above average rates of economic and population growth. In addition, the Company also looks for areas that are projected to experience above average rates of income growth.

Mesa Builders looks to develop properties in these areas where high demand exists for quality construction. Mesa Builders plans to proceed with property development in areas where the local government encourages the construction of new projects. The Company has identified several regions in the United States where these economic conditions prevail, where affordable new residential and commercial developments are in demand. Mesa Builders will contemplate initiating only those new projects that it believes are sound investment scenarios, when our research and due diligence clearly demonstrate that a project has the potential to be profitable.

Amount Spent on Research Since Inception on February 14, 2005

Mesa Builders estimates that it has spent approximately four hundred and fifty hours on preparation and research over the course of the past twelve months.

To date, Mesa Builders has primarily conducted secondary research, through a variety of channels including media, trade press and the Internet. All research has been performed by the principals of Mesa Builders, eliminating the need for the Company to pay fees to a third party for research services.

With respect to our development in Fort Worth, Texas, we have also relied on the expertise and knowledge of our general contractor David McGeary, as well as other subcontractors.

Regulatory and Environmental Compliance

Mesa Builders will promptly address issues regarding regulations and permits, which are required by all levels of government. The Company views all compliance issues as administrative and managerial priorities. Management believes that by promptly addressing compliance issues, such as permitting and environmental regulations, the Company can mitigate the project development risks that are associated with regulatory and environmental compliance issues.

Before commencement of each project, Mesa Builders takes the necessary steps to ensure that it is in full compliance with Federal, State and local environmental provisions. The Company is aware that compliance with government and environmental regulations varies from project to project and from location to location. Therefore, Mesa Builders carefully assesses all associated costs prior to committing to a project.

Mesa Builders has identified some of the major risk factors that could affect the future financial performance of the Company. These risks include but are not limited to the following:

▪  Rising interest rates
▪  A significant drop in demand for real estate

▪  Project and construction delays.
▪  Regulatory and environmental provisions

To minimize the risk of an unexpected increase in interest rates, whenever possible, Mesa Builders will seek to lock-in project financing at the lowest interest rates available. This will guarantee that viability of our projects will not be compromised by onerous or excessive interest payments.

Mesa Builders cautions investors that the Company has no control over the demand for real estate. While projects can experience delays, Mesa Builders will attempt to minimize the impact of delays through the implementation of realistic goals and through vigilant planning for each phase of construction by conducting thorough due diligence. (For additional detail on risk, see “Risk Factors” above.)

Compliance With Government Regulation

We conduct all business in accordance with the state and federal regulations. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations.

Employees

We have no employees. Mr. Julius Briner , our President and Director, is serving without cash compensation. . We anticipate that we will be conducting most of our business through agreements with consultants, building contractors and third parties, such as building subcontractors.

PLAN OF OPERATIONS

Mesa Builders acquires residential and commercial properties with the intent to develop them and increase their value. The Company acquires properties, develops the land and constructs buildings for sale to the general public. Mesa hires subcontractors to perform the various tasks required to develop and construct both residential and commercial buildings.

Plan of Operation for the Next Twelve Months

Over the next twelve months, Mesa Builders plans to complete our planned development of ten single-family dwellings on ten lots in Fort Worth, Texas.

During this time, the Company will also evaluate other projects that are similar in type and size, which we will pursue pending the sale of any of our homes in Fort Worth, Texas.

The cost to complete our current project in Fort Worth, Texas, will be financed through the Company’s current credit facilities. With the credit facilities the Company has in place, the Company believes it is in a position to finance operations for the coming twelve months.

We currently have three bank loans plus a shareholder loan outstanding. Loans 1 and 3 (as outlined in the table below) constitute the construction costs for the first two homes and loan 2 is for the purchase of the lots. The shareholder loan is from Oxford Capital Services Inc. for $54,990.00. This loan has an annual interest of 10% payable upon the cancellation of the loan.

The table below outlines the outstanding balances as of December 31, 2005.

Loan	Lender	Maturity	Rate	Balance
1	Woodhaven Bank	08-12-2006*	9.25%	$100,719
2	Woodhaven Bank	05-02-2006**	9.25%	$131,370
3	Woodhaven Bank	08-12-2006	9.25%	$89,544
4	Oxford Capital Services Inc.	12-31-2006	10%	$54,990

* AS OF JUNE 15, 2006, LOAN 1 HAD BEEN REPAID FROM THE PROCEEDS OF THE SALE OF THE FIRST HOME.

** AS OF JUNE 15, 2006, LOAN 2 FROM WOODHAVEN BANK WAS RENEWED FOR A PERIOD OF 12 MONTHS WITH A MATURITY DATE OF MAY 2, 2007.

USE OF PROCEEDS FROM THE LOAN FROM OXFORD CAPITAL SERVICES INC.

The loan from Oxford Capital Services Inc. was used as a down payment to acquire the ten building lots in Fort Worth.

Loans 1, 2, and 3 are registered in the name of our general contractor, David McGeary, doing business as Demco. However, the principal of Mesa Builders, Julius Briner, has personally guaranteed the loans. Furthermore, Mesa Builders is responsible for the payment and indemnification of David McGeary for the entire obligation with Woodhaven Bank

It is anticipated that the proceeds from the sale of homes will extinguish the remaining loans. In the event that the Company is unable to repay the loans through the sale of homes, the principal of Mesa Builders, Julius Briner, has guaranteed repayment of the loans.

Results of Operations

From our inception on February 14, 2005 to the end of the period December 31, 2005, we generated no revenue. Mesa Builders completed the construction of two homes in February 2006. We sold one home on April 21, 2006 and earned revenue of $135,000 from that sale. We completed the construction of two additional homes in June 2006 and are now selling these homes. Currently, Mesa Builders has three homes that are listed for sale.

We are presently in the early stages of our business and we can provide no assurance that we will be able to continue to generate revenue. There is no guarantee that we will be able to sell any of the homes that we plan to build.

Liquidity And Capital Resources

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. We have not yet determined whether we will separately register our securities under Section 12 of the 1934 Act.

Engineering, Management or Similar Reports

At present, there are no engineering or management reports that have been prepared or provided for external use by the issuer or by a principal underwriter.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole director and executive officer follows:

NAME	AGE	POSITION AND TERM OF OFFICE
Julius Briner	32	President, Secretary, Treasurer and Director since inception
Business Address
Suite 510 - 999 West Hastings
Vancouver, BC
V6C-2W2

 Julius Briner
 Residential Address
 22359-47th Ave
 Langley, BC
 V2Z-1M5

Our Bylaws provide for a board of directors ranging from 1 to 12 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our director:

Julius Briner

Julius Briner is 32 years old. He graduated from the University of British Columbia in May 1998 with a Bachelors Degree in Computer Science. From May 1998 to July 2000, he worked for Riptide Technologies Inc., a software-consulting firm that specialized in transaction processing software. From August 2000 to December 2004, he worked at Overwaitea Food Group, a division of the Jim Pattison Group. There, he worked on completely overhauling their financing system. He also worked on their retail management system, implementing a pricing system to streamline pricing and maximizing sales. In January 2003, Julius commenced the MBA program at the University of British Columbia, Sauder School of Business. Julius completed his MBA in January 2006. From January 2005 to the present, Julius has been a principal of Briner Group, a venture capital firm based in Vancouver, British Columbia.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole director and officer for the period from inception through June 1, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Julius Briner	President, Secretary, Treasurer and Director	None

We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole officer and director:

(1)	This table is based on 2,000,000 shares of common stock outstanding
(2)	Julius Briner may be deemed to be the promoter of our company

NAME AND ADDRESS OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERED FOR SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING
Julius Briner(1)	1,000,000(2)	0	1,000,000(2)	100%	100%
Oxford Capital Services Inc. 502 E John St. Carson City, 89706 Beneficial Owner: Julius Briner	1,000,000	1,000,000	0	100%	0%

(1) Julius Briner, President, Secretary, Treasurer and Director since inception is a Company founder.

(2) Shares issued to Julius Briner, a Company founder at inception. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any principal security holder identified in the preceding "Security Ownership of Management" section; or
•	any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

We are authorized to issue up to 500,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Transfer Agent And Registrar

West Coast Stock Transfer Inc., 850 W. Hastings St., Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021 will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements as of December 31, 2005, have been audited by Moore and Associates, independent certified public accountants, as set forth in its report. The financial statements have been included in reliance upon the authority of Moore and Associates as an expert in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

FINANCIAL STATEMENTS

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mesa Builders, Inc (A Development Stage Company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Mesa Builders, Inc (A Development Stage Company) as of December 31, 2005, and the related statements of operations, stockholders’ equity and cash flows for the period from inception on February 14, 2005 through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mesa Builders, Inc (A Development Stage Company) as of December 31, 2005 and the results of its operations and its cash flows for the period from inception on February 14, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered

Moore & Associates Chartered
Las Vegas, Nevada
April 11, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

Mesa Builders, Inc.
Balance Sheet
(A Development Stage Company)
As of December 31, 2005
ASSETS
Cash & Equivalents.	14,781
Loans	864
Inventory
Development Properties	360,903
Total Assets	376,548

Current Liabilities
Shareholders' Loan	54,990
Long Term Liabilities
Loans	321,633

Total Liabilities	376,623

Share Capital: 500,000,000 Shares Authorized
Par value of $ 0.001, 2,000,000 Shares Issued
@ $ 0.001	2,000
Retained Income (Deficit)	(2,075)
Total Stockholders Equity	(75)

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	376,548

The accompanying notes are an integral
part of these financial statements.

The accompanying notes are an integral part of these financial statements.

Mesa Builders, Inc.
Income Statement
(A Development Stage Company)
From Inception (February 14, 2005) to December 31, 2005
From Inception (14-Feb-2005) to 31-Dec- 2005
Revenue	0

Expenses
Bank Charges	75
Incorporation	2,000
Total Expenses	2,075

Net Income (Loss)	(2,075)

The accompanying notes are an integral part of these financial statements.

MESA BUILDERS, INC.
(A Development Stage Company)
Statement of Cashflow
From Inception (Februay 14, 2005) to December 31, 2005
From Inception (14-Feb-2005) to 31-Dec- 2005
Cash Flow From Operating Activities
Net Income (Loss)	(2,075)
Accounts Payable and Accrued Liabilities	0

Net Cash from Operating Activities	(2,075)

Net Cash After Operating Activities.	(2,075)

Cash Flow from Financing Activities

Shareholders' Loan	54,990
Bank Loans	320,769
Founders Investment and Share Subscriptions Received

Net Cash from Financing Activities	375,759

Net Cash after Operating and Financial Activities	373,684

Cash Flow From Investing Activities

Development Properties	(360,903)
Share Capital	2,000

Net Cash from Investing Activities	(358,903)

Net Cash After Operating, Financial & Investment Activities	14,781

Cash at Beginning of Period	0
Cash at end of Period	14,781

The accompanying notes are an integral
part of these financial statements.

The accompanying notes are an integral part of these financial statements.

MESA BUILDERS, INC.

STATEMENT OF STOCKHOLDER’S EQUITY
From Inception (February 14, 2005) to December 31, 2005
(A Development Stage Company).
				Deficit
				Accumulated
				During
	Common Stock		Paid in	Development	Total
	Shares	Amount	Capital	Stage	Equity
Shares issued to founder at par value of $0.001 per share	1,000,000	1,000			1,000

Shares issued to Oxford Capital Services at par value of $0.001 per share	1,000,000	1,000			1,000

Net (Loss) for period				(2,075)	(2,075)
Balance, December 31, 2005	2,000,000	2,000		(2,075)	(75)

The accompanying notes are an integral part of these financial statements.

MESA BUILDERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

The Company was organized in the State of Nevada on February 14th, 2005.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Management Certification

The financial statements herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States of America, consistently applied.

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising is expensed when incurred. There has been no advertising since inception.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Capitalization and Impairment of Development Properties

Cost incurred to acquire land and construct the buildings are capitalized with the exception of direct labour costs which are expensed. As of December 31, 2005 these costs are capitalized and recorded as Development Properties on the balance sheet.

Impairment computations for development properties, either held for development and sale, or currently under going development is calculated based on the guidelines provided by FAS 144. As of December 31, 2005 no impairment losses were recognized.

Allocation of Land and Development Costs

Land and Development Costs are allocated by specific identification. If this is not feasible, then costs prior to construction are allocated by the relative fair value of each parcel before construction and constructions costs are allocated by the relative sales value of each unit. If estimation of relative values are impracticable, allocation will be based on square footage of land.

Revenue Recognition

The policy for revenue recognition is in accordance with FAS 66 and FIN 43. Specifically revenue is recognized when the following criteria is met:

•	a sale is consummated.
•	The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.
•	The seller’s receivable is not subject to future subordination
•
The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale, and the seller does not have a substantial continuing involvement in the property.

Payments received before the above criteria is met is recorded as a deposit. As of December 31, 2005 there were no deposits on the financials.

Warranties

The Company generally provides limited warranties of at least one years for building defects. To the extent that warranty claims are not covered by our contractors and subcontractors we may be liable for warranty claims. If warranty claims are incurred our results of operations and financial condition may be adversely affected. The Company provides for such costs based on management's estimate of future level of claims. There are no reserves as of December 31, 2005.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from this uncertainty.

As shown in the accompanying financial statements, the Company has incurred a net (loss) of ($2,075) for the period from February 14, 2005 (inception) to December 31, 2005. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations. The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.

Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4. PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable.

NOTE 5. SEGMENT INFORMATION

Segment information is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon the Company’s internal organization and disclosure of revenue based upon internal accounting methods.

As of December 31, 2005 the Company operated business as a single operating segment.

NOTE 6. OPERATING LEASES AND OTHER COMMITMENTS:

The Company also has no lease obligations.

NOTE 7.   THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148   Accounting for Stock-Based Compensation-Transition and Disclosure
Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149  Amendment of Statement 133 on Derivative Instruments and Hedging Activities
This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150  Financial Instruments with Characteristics of both Liabilities and Equity

 This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.
The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

NOTE 8. RELIANCE ON OFFICERS

The officers of the Company are the persons who have the experience to promote this enterprise. If they were to no longer able or willing to function in that capacity the Company would be negatively affected.

NOTE 9. ASSETS

Mesa Builders has acquired 60,000 square feet of residential property in Fort Worth for $219,000. The property has been subdivided into ten units for single-family entry-level homes ranging from 1,549 to 1,787 square feet of living space and an attached garage. The completed homes are planned to be sold for approximately $135,000 to $150,000. Construction is currently in progress for these homes and they are expected to be completed in 2006.

Breakdown of Development Properties

Property Lots.	$219,000
Construction Costs.	$8,538
Subcontractors.	$116,393
Permits, Fees and Finance Charges	$3,655
Loan Interest	$13,317

The loan for $864 is a loan payment taken by the bank on October 03, 2005 in error. The bank has been notified and they have agreed to reimburse the money.

NOTE 10. DEBT

As of December 31, 2005 there were no outstanding Accounts Payables because in 2005 subcontractors were paid upon submission of their invoices. Funds to pay these subcontractors came from draws off the construction loans.

There are three bank loans as of December 31, 2005 for a total $321,633.00 Loans 1 and 3 constitute the construction costs for two homes and loan 2 for the purchase of the lots. There is also a loan from the shareholder for $54,990.00. This loan has an annual interest of 10% payable upon the cancellation of the loan.

Loan	Maturity	Rate	Balance
1	08-12-2006	9.25%	$100,719
2	05-02-2006	9.25%	$131,370
3	08-12-2006	9.25%	$89,544
4	12-31-2006	10%	$54,990

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses to be paid by us in connection with the securities being registered are as follows:

		AMOUNT
Securities and Exchange Commission Registration Fee		$100
Accounting Fees and Expenses		3,000
Legal Fees and Expenses		6,500
Transfer Agent and Registrar Fees and Expenses		250
Printing Expenses		100
Miscellaneous Expenses		50

Total	$	$ 10,000*

* Estimated amount

ITEM 3. UNDERTAKINGS.

The Company hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii) Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4) That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

The Company sold 1,000,000 shares of its common stock in March 2005 to Oxford Capital Services Inc. for cash consideration of $1,000.00. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. Oxford Capital Services Inc. is deemed to be sophisticated with regard in an investment in the registrant. No underwriters were used.

ITEM 5. INDEX TO EXHIBITS.

REGULATION SB-1
NUMBER	EXHIBIT

3.0	Articles of Incorporation **

3.2	Bylaws **

4.1	Sample Share Certificate **

10.1	Land Purchase Agreement **

10.2	Loan Agreement with Oxford Capital Services Inc., February 18, 2005 *

10.3	Loan Agreements with Woodhaven National Bank *

5.1	Consent and Opinion of Aaron D. McGeary, June 26,2006 *

23.1	Consent of Moore & Associates, June 26, 2006 *

*    Filed Herewith
**  Incorporated by reference to the Company's registration statement on Form SB-1, Filed with the Securities Commission on May 1,2006.

ITEM 6. DESCRIPTION OF EXHIBITS.

See Item 5 above.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Vancouver, province of British Columbia, on July 6, 2006.

MESA BUILDERS, INC.

By:	/s/ JULIUS BRINER
Julius Briner
President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ JULIUS BRINER Julius Briner	President, Secretary, Treasurer and director (principal executive, financial and accounting officer)	July 6, 2006